Filed by Black Knight, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: May 6, 2022

The following communications were made available on May 6, 2022 by Black Knight, Inc. (“BKI”) in connection with the proposed transaction between BKI and Intercontinental Exchange, Inc. (“ICE”).

The following is an excerpt from a transcript of an employee townhall meeting held by BKI on May 5, 2022 in connection with the proposed transaction, a recording of which was made available to BKI’s employees on May 6, 2022.

Conference Title:        Black Knight Employee Townhall

Date:        Thursday, 5th May 2022

Anthony Jabbour: Good morning, everyone. It’s great to be here with you today. We’ve got lots to cover here. I’ve got Joe Nackashi, Kirk Larsen, Melissa Circelli and Ryan Hallett joining me. So we’re going to cover a number of topics today. But I’m sure the biggest one that you’re interested in is the announcement that was made yesterday that Intercontinental Exchange or ICE and Black Knight, had a definitive agreement for them to acquire Black Knight. And I’m sure there’s lots of questions, and I’m sure the first question that comes to mind is why? Why go down the path? And I’d say, first and foremost, as a public company, one of our primary responsibilities is to shareholders. And if we look at what we’ve been doing, this journey that we’ve been on of innovation, integration and urgency and really the impact that we’ve made in the industry, it’s been very, very significant and I’m very proud of it. You should all be very proud of it. And we’re going to continue on that journey, continue doing great things for the mortgage industry. We’re going to continue to transform it and continue to be a very, very special company.

As we look at the results that we’ve had and we looked at that versus our stock price, there was a disconnect. So if we look in 2020 when our organic growth was 0.7%, that’s when our stock price was at its highest ever. And now as we’ve grown our company at double digit revenue growth, you know, our stock was in the fifties. And even if you account for what’s going on in the market, there is just not a real connection between our performance and our stock price. And so, obviously very knowledgeable players in the industry approached us, approached our board with offers and our board approved this offer from ICE. I think there’s a lot of greatness to it. I’m looking forward to spending the time with you; with the other leaders here as to why it’s such a great opportunity for us and what we can do together. The next step will be a Black Knight shareholders will vote on that as a next step. But that’s where we are.

And I think as we look at how far we’ve come in terms of transforming; I think there’s a great opportunity for us to go to the next level with ICE. They’re a Fortune 500 company. They’re committed into this space. And we really got excited as we started talking with them about all the complementary work that we do in this space and everything that we could do in terms of really moving the needle forward for the mortgage industry, helping our servicers, our originators, all stakeholders and especially the consumer at the end of the day, creating a lower cost environment for them and helping them with a much better experience. And so I’m really excited about that. They’ve they’re very committed to the space. I think there’s a lot of investment that they’ve already publicly said they’re looking to make in Black Knight. So for us, going even faster. So it’s really exciting from that perspective.

I sent a lot of information about ICE yesterday in my email, but I just want to point out a couple of things in case you weren’t aware, but they’ve made acquisitions in our space with MERS, which is where mortgages are electronically registered. And they also purchased something called Simplified, which creates a real time way to connect to all the counties for capturing all this information. And then the largest one they did prior to us was Ellie Mae in 2020. So they’re clearly committed into the mortgage space. What I like about it is there’s also value that they drive for their original business before they moved into mortgage. And there’s a gross data that we all create with all the mortgage processing work that we do. And with that exhaust data, it can help in the capital markets areas that they’re focused on in terms of creating future indices, exchanges, indices that are very capital market centric and very profitable for them. So it’s great that there’s multiple uses for the great work that we can be doing together. And like I said, a lot of opportunity for us to help there.

I’d say as they looked at us, they saw the success that we’re having in the industry. They saw the momentum that we have in the industry. It’s undeniable. Like I said, if you look from every year that’s gone by, our organic growth rate has risen and we’ve become stronger and stronger, like I said, almost by any metric except our stock price. To a large extent, we’re still looked at as a mortgage company. And if you look at all mortgage companies, when rates are low, their value is high. When rates are high, their value is low. And we really get caught up in that, even though we’ve proven consistently that our financial performance is less dependent on rates than a traditional mortgage company. It’s less than a single digit percent of all of our revenue, 6% right now tied to interest rate volume related revenue. But long story short, that’s what they saw in us. That’s what had them excited about wanting to partner up with us.

Our mortgage business is, we have more than double the number of employees that they have. We cover so much capability in the space, so much complementary space that we have with them. It’s going to be really exciting. And they see the playbook that we have. They see the focus that we have and how we’ve been executing really excellently and with urgency against that playbook. And seeing the results and seeing it in our client wins, they’re seeing it in our revenue growth, really all the financial performance. So they’re very excited about what we have going on. Now, I know in these situations, and for the colleagues of ours who are on the call who’ve come from an acquisition that we’ve made of them, they understand this feeling, and now for us we understand it as well in terms of what’s it mean to me. So I get it and all that makes sense. What’s it mean to me? What’s going to happen?

And it’s early days still. But what I say is I think there’s a lot more upside than there’s downside, I feel, in this deal. And I’ll share with you why I believe that. They’re, like I said, a very large company, Fortune 500, they own the New York Stock Exchange, for example. So they’ve got lots of heft to them and lots of ability to invest in this space. And they really made a real concerted effort to focus on the mortgage industry and to put a lot of investment behind it, which is great. So everyone will be part of a larger company that has even more opportunities for growth than we did today. They have about 9,200 employees. About a third of them are in their mortgage technology group. And as a Fortune 500 company, they’re going to have an even greater ability to invest in our solutions and create new innovative products and solutions for the market and for our clients.

And so I think you just can’t spend money, right? You need a team of talented people executing to make all this happen. And they’re excited with what we have and where we’re heading. And I think if you go to the next step of location, I know not all of you heard their earnings calls today, but one of the questions that came up was around what synergy exists. And we thought over the next five years they’d have 200 million of expense synergies by combining the businesses. They’d have 125 million of revenue synergies from really cross-selling so many of these complementary products. And what I’d say is on the $200 million number, it seems like a large number, but for companies of our size, very much actionable. And how they want to action it is, I think, is really positive for us because they talked about really moving to low-cost locations. It’s a company today that’s in New York, Chicago, California, Atlanta, as some of their major areas. And really they’re interested in Jacksonville and the campus that we had. And in terms of getting the synergies that they talked about, they highlighted that on the earnings call. That was an area where they’re looking to move a lot of jobs to.

And they also talked about corporate functions and more shared service functions where we can be more efficient with things. But like I said, those are exactly the type of functions that you want in the low cost environment. So I’m excited about the opportunities for us to create roles in our company and in Jacksonville. But like I said, it’s really early on and so it’s too quick to really say what’s going to happen. Their president really wants to lease space from us in our building, wants to meet with many of you and really humanize this process because as you know, it’s a strange company that no one knows. It changes once you meet face to face and talk about what you’re doing and listen and learn. And so at every turn, I’m excited about how they want to engage with our team and how they acknowledge just the great performance.

Even this morning, we talked about having our very strong financial performance for the quarter. Our revenues grew 9%, our EBITDA grew 9.5%, our earnings per share double digit. And they look in this market of mortgage where most companies are struggling, we’re performing well. We’ve got a great playbook. We’ve got a great team. We’re executing well. And everybody always wants to get behind the winning team. And this is a winning team. So the key thing I’d ask you is to really stay focused on what you’re doing every day. And I know it’s hard. At times a coworker will come by and talk about some conspiracy theory that’s going to happen and it could get us off track. The way the current is flowing, it’s flowing in our direction here. And I think we’ve got a lot of opportunity. What’s important for us is we keep executing. We keep executing as a family. We keep looking out for one another. Keep helping each other. We keep driving the results.

And again, our deal will close in the first half of 2023, so it’ll be about a year that we’re going to be running very independently like we are right now, just doing our thing like we’re currently doing it. So this will not happen for, like I said, a long time, over a year before the companies come together. So important for us to continue to execute so when that time does come, we continue to have the type of momentum that we’re having. So I need you, your colleagues need you to stay focused, to keep executing, keep winning. That’s what’s going to make the biggest difference for all of us. And most importantly, for our clients and for the end consumer and everyone that we’re focused on with this mission we’ve been on around bringing innovation to this industry, we’ve got a great opportunity here to bring a lot more. Again, ICE mentioned that they’re going to continue to promote self-support, current versions of every product that we have.

I know there’s questions about Empower or LoanCatcher. Absolutely. You look at the win rates that we’re having in those products, they’re incredibly strong. So they will continue to stay focused on these. I know it’s early days and we don’t have all the answers yet, but we wanted to have this call with you to share what we knew with you at the time. And so, by definition, we can’t answer every single question that will come up. We don’t know that. But what I say is we’re in a great position because everyone stayed focused, everyone stayed executing against our game plan, and we’re winning in the market. So more than anything, if you take anything away, that’s what I want you to take away. We’re doing great. We’re taking great care of our clients. We treat them like gold. We’re taking great care of their consumers with some of the products that we’re bringing to market through our clients. So let’s just stay that way, keep taking care of each other, keep acting as a family. It’s really important.

If we think about where we are until the transaction is closed again, it’s really important that we just keep our foot on the gas, keep running. We’re going to keep filling open positions. I heard some fear we’re not. We are. We’re going to open them. We’re going to keep promoting people internally, keep driving against our goals. It’s business as usual. So I want you to hear it from me. We’re going to keep doing all the things that have differentiated us. Keep taking care of our clients, keep driving innovative solutions, keep focusing on our colleagues and helping them. Not being distracted. And I know it’s hard. I want you to know that I understand that it’s hard. And I just ask you to be patient. If you have concerns that your leader can’t — anyone on the leadership team, we’re all here for you and we want to be here for you to answer any questions that you have. Obviously, if anyone asks you about the acquisition, you should not put yourself in a risky position. Just refer them to our leadership team. Similarly with clients, if they want more, I’d say refer them to Joe Nackashi and with our client facing team. They’re prepared to answer any of these questions.

So there’s a lot of great stuff that we should be proud of. And sometimes companies are acquired for two reasons; because they’re performing poorly and they can’t make it, or they’re performing exceptionally well and someone wants that type of energy in their organization, that type of capability. And we’re the latter. And I’m proud of all the great work that you guys have done to put us in this situation, and we’re going to continue to execute this way as well. So I’m going to keep things moving here. I know we’ll have some time for Q&A, but I’ll pass it over to Joe right now. Joe, if you can give an update from the clients, please.

Joe Nackashi: Absolutely. Anthony, thank you. Now, look at me, I’ve got Ryan and Melissa sitting beside me. This is the best day of my life. Head of HR and the head of risk. So good morning, everyone. Good afternoon, everyone. I kind of want to piggyback off some of the comments that Anthony made subsequent to the announcement yesterday. The team’s been on the phone speaking to clients from a client perspective, hearing about the acquisition. Every single client to this point has been extremely complementary. They see the strategic fit. They recognize all the innovation that we’ve brought to the market. They see the power behind ICE. And from every client communication at very senior levels, everything’s been extremely well received.

One of the benefits that I have, “being the lifer” or being here for 35 years is something that I can look everyone in the virtual eye and say that I know how to operate in this type of an environment. And I say that from the standpoint that I’ve been through this personally at different phases in my life. I started in 87. We were computer power within Alltel. We were in Fidelity National Financial, we were then FIS, we were then LPS, then we were ultimately Black Knight. And then now we’re on the heels of becoming ICE. And through those journeys, at different times in my life, the most important thing that I was looking to leadership for was honesty and transparency. I could handle anything as long as I knew that people were being truthful so I can make decisions about my family and what was best for our family. And as you can see, I’ve stayed I’ve stayed in this company.

I’ve stayed in the company for a lot of different reasons. One, I was real passionate about what we were doing from a mission perspective. I saw the power behind the technology that we were delivering and most importantly, the relationships that we had with our customer. And the culture that this company has and always has had was around our ability to really take care of our customers. And it was very special. It was special to me. It was something that, quite frankly, I didn’t want to leave. And then when I hear Anthony talk about conspiracy theories, he’s absolutely right. I sat in my cube, and I heard people say they’re going to fire us all. They’re going to lay these people off. This group’s going to go. And it was all nonsense. It was all people making one and one equal three. And, you know, I guess my commitment to you as Anthony passes the baton on to me to lead the company and keep us all focused on our mission is to be very honest, to be very visible, and to be very transparent with you all along this journey.

But I can tell you, this is, in my opinion, this is a great step for our company. ICE is a great company, and they’re going to make us even stronger than we were before.

[…]

Michelle Kersch: Okay. So we’ve had a few questions, several questions, and there’s some kind of duplicates so I’m going to try to put them all together. First question, we have a lot of remote employees, full time remote. Is that model going to change with the acquisition?

Anthony Jabbour: I don’t think that model is going to change anywhere in the world. I think there’s a new world upon us, and that’s a real reality of it. Might be overly exaggerating that, but certainly there’s been a shift in choices that everyone is making. And what we’ve shown is it’s working. We’re working remotely all through the pandemic when we were separated. I gave you the analogy of the Tour de France race, the bike race, and said the whole pack of bikers are together and as they start riding up in the mountains, it separates. And I said being a part was going to be hard. We had to work through that to make sure we kept executing. And that’s what we did. And you saw us separating from the pack through that time. And like I said, our growth has continued to grow. It’s been fantastic. So we’ve proven that the model works and so we’ll continue obviously to be supporters of that. What’s really important is that we’ve got the right type of talent and teamwork and communication and engagement to keep making a difference. That’s really important. And so, yes, it will continue.

Michelle Kersch: Thank you. Next question. Can you talk about where the plan might be for our group Black Knight to roll up into ICE, like how it’s going to be part of a company?

Anthony Jabbour: I think it’s very early days so like I said, I could be wrong. We’ve not spent a lot of time talking about that. But they have a separate division that’s called the ICE Mortgage Technology, and we’ll be in that division. I think they’ll look — based on how they have their business organized; it would only make sense for it to be in that group. But more than that, obviously, we’ve not gone through board structures or anything like that.

Michelle Kersch: Perfect. Thank you. Next question. And this might be for Melissa, but Melissa, can you explain how the ESPP is going to work when the transaction closes?

Melissa Circelli: Sure. So it will remain in place, no change, and we will continue to operate it as we’ve done up until this point. However, when and if the transaction closes, you will be given the value of the stock at the close price at that time. You also will receive the match and the holding period will be waived. So you can continue to participate. As we all know, it’s a fantastic investment and it’s a great opportunity to just be a part of that growth. But you can drop participation or continue participation exactly as before. And again, it will operate as it is now up until the date of close. And at that time, you’ll be given the value of your equity and the match without holding.

Michelle Kersch: And does ICE have an ESPP program?

Melissa Circelli: Yes, they do. Their ESPP is a little bit more traditional. It has a 15% discount. Other than that, I don’t have other details, but that’s typically the traditional qualified plan structure. And we will be eligible to participate once we’re part of the mortgage technology group.

Michelle Kersch: Okay. Thank you, Melissa. Anthony, next question. And again, we had a couple of questions around this. Can you speak to any planned layoffs? And then the next kind of follow up question is, can you talk a little bit more about what’s going to happen in the Empower division, OT division?

Anthony Jabbour: Sure. I’d say in the layoffs, there most likely will be layoffs and jobs that go away. And I think there’s going to be a creation of new jobs and new opportunities. And like I said, I think we’re positioned very well. But if you look across the whole business, everything that we do is complementary. And so the products that we’re creating and developing and serving and implementing, et cetera, they’re all very complementary. And if you look at Empower and you look at the upper end of the market and how well we’ve done there, and you look at we’ve come down market some and done well there also, it’s pretty powerful in terms of all the capabilities that we have.

And you look at the growth rate, we’re going to continue to need people to keep driving those growth rates. And on the call, they talked about corporate functions would be an area for layoffs. Like I said, we’re in a good position to be able to fill those roles. Now, again, that’s why I keep coming back to we’re going to be running, like I said, independent companies for the next year. So let’s keep executing, let’s keep proving how great we are and how we can take the company and, the bigger company now, and move it even further. So I think to a large extent there always are when these combinations come together. And if I told you there would be none, you wouldn’t trust me. And the most important thing, I want you to trust me. We’ve got that type of relationship. And there will be some. And we’re working hard for our employees to do very well through this combination. And I need your help to do well.

So there’ll be lots of lots of new roles that come up. There’s going to be a lot of things that we can do, a lot of ways to grow the company. They weren’t looking at buying Black Knight just to cut costs. Like I said, there are certain acquisitions where you buy them, they’ve got inferior capabilities, you de-convert them off that, put them on to yours and you save all this money, and your profit goes up. That’s not what’s going on here. What’s going on here is we’ve got a great, great team executing really well, helping our clients, helping the end consumer, and they want to tap into that and go faster to grow their revenues. That’s the priority, really grow, like our mandate was to grow. And they’re going to need people to do that. And even like I said, regardless of whatever area that you’re in, there will be opportunities. There’ll be some jobs that go away and other ones that are created. And I want everyone positioned well through this transaction, and I believe they will be.

Michelle Kersch: Thank you, Anthony. How will we be communicating? And I can answer this if you want, but how will we be communicating as we learn more things going forward? Like, will we have FAQs or how will we be communicating?

Anthony Jabbour: Yeah, look, it’s so early, right? We’re day zero here. And so there’s going to be a lot more clarity that’s going to come. And we’re going to do what we always do. We’re going to stay in front of you, keep updating you frequently on these major townhalls, but also in smaller groups, updating your leaders and having your own internal team meetings to keep you updated. But the most important thing in times of change is constant and clear and honest communication. And that’s what we’re going to do a lot of to make sure this goes exceptionally well.

Michelle Kersch: Okay. Next question, how will this acquisition affect MSP?

Anthony Jabbour: I mean, it’s a huge part of the reason why they acquired us. I mean, it’s such a successful platform. And as they look at it again and you look at all the exhaust data that can come off of our systems that can help them in other parts of their company in the capital market side, and really help drive efficiencies for the market, again, helping clients, helping consumers. They’re very excited. And look, it’s early days. But what I’d say is they’re factoring in making a lot of investment into it. So again, where I’m excited is this isn’t an expense play. This is a growth play, a way for us to really help move the industry forward. And there’s a lot of things that we can do to help it. And as standalone companies we can all go so far, we could all go so fast. Together, we really can — and the U.S., it just has a very inefficient mortgage industry. Compared to so many other countries, ours is among the most inefficient in the world and so there’s a lot of room to really improve it that could really help millions and millions of people. And so MSP specifically, Michelle, is an area where they want to make a lot of investments, but they do everywhere because there’s so much opportunity on what we can do together to help our industry.

Michelle Kersch: Thank you, Anthony. Another question that was submitted, where is ICE? Where is their headquarters?

Anthony Jabbour: They’re headquartered in Atlanta, and that’s where I’m at right now. Kirk and I are here. And they have very nice facilities. I toured their president through our campus, and they believe in having a great facility. And we talked about a lot of investments they want to make into our campus and continue to invest, modernize it. Those are some of the things that we’ll talk about early days in terms of trying to get that a top of the agenda, because they’ve got the right mindset in terms of having a great location. People want to be in collaborative and open and modern areas, so it’ll be great. But like I said, they have a big presence in New York, Chicago, and California as well.

Michelle Kersch: Perfect. So I had a couple of questions about will the name of the company change.

Anthony Jabbour: Yes, unfortunately. And it’s really unfortunate...but that’s one where it will change ties. And I’m going to keep lobbying for keeping the Black Knight logo or something. I personally love it. I buy all the stuff in the merchandise store that we have, and I just think it’s a really cool logo. But they’ve got a great reputation as well in the market. Like I said, they’re running the networks and exchanges, the largest ones, you know, worldwide. And they’re very sophisticated. They’ve got a great brand as well. But unfortunately, I don’t feel as good about the Black Knight taking over.

Michelle Kersch: Understood. I mean, most of the questions have been around layoffs and organizational structure. And I think you’ve mentioned that it’s just too early to know any details, right? I know you have a hard stop at noon, so I just wanted to ask, do you have any closing comments you’d like to share? […]

Anthony Jabbour: […] I know there’s a lot going on. We’re going to keep you updated often, transparently, honestly. And what I’d ask you is please stay focused. That’s the most important thing for you as well as our company. But for you, right? Please stay focused. Let’s focus on our clients. Let’s focus on continuing to deliver the best innovative solutions in the market. And let’s focus on one another. There will be some colleagues who will be more nervous about it. Some are just naturally more nervous than others in situations like this. Let’s be there for each other. Like I said, we’ve got a lot more upside than we have downside here. And it’s on us to really execute and deliver and take care of our clients, take care of our colleagues, and really just be part of a great company, a growing company, really helping to transform the industry. And I know we can do it together. I’m excited for all of us to move forward that way. So with that, we’ll call it a wrap. But again, thank you for all your time. Thank you for everything you do for our great company. You’re the best team in the business. Take care.

The following is an excerpt of a transcript of an earnings conference call held by BKI on May 6, 2022:

Date:    Friday, 6th May 2022

[…]

Anthony M. Jabbour

[…]

Before I share how we achieved these strong results, I’m going to discuss the planned acquisition of Black Knight by Intercontinental Exchange for $85 per share through a mix of cash and ICE common stock. The price represents a 43% premium to our closing price on April 4, the day before the Bloomberg article regarding rumors of a potential transaction. The client-focused strategy that we’ve been executing against to innovate, integrate and operate with a sense of urgency is working. The result has been exceptional performance by any metric.

While we have been delivering consistently strong results, our stock has not reflected that performance. So, it’s not surprising that sophisticated companies that have a deep understanding of our industry, like ICE, realize the value in Black Knight and are interested in acquiring our great company. Both companies are on a mission to help transform the mortgage industry.

As we said in the press release, the addition of Black Knight innovative technology solutions, real estate and    mortgage related data assets and analytics, and our impressive team of mortgage and technology professionals both complements and strengthens ICE’s rapidly growing mortgage technology business. This combination will enable us to deliver significant benefits to our clients and the end consumer by improving and streamlining the process of finding a home, as well as obtaining and managing a loan.

It’s still early days in the process. The next steps are for Black Knight shareholders to approve the transaction and for both companies to obtain the necessary regulatory approvals. More information about the transaction can be found in our indices filings with the SEC including the registration statement on form S-4 that ICE will file with the SEC related to the transaction when it becomes available. […]

* * * *

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about BKI’s or ICE’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.